ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Marc A. Rubenstein 617-951-7826 marc.rubenstein@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Beam Therapeutics Inc.

26 Landsdowne Street

Cambridge, Massachusetts 02139

Attention: President and Chief Executive Officer

Phone: (857) 327-8775

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Beam Therapeutics Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

October 2, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Tonya K. Aldave – Legal

Dietrich King – Legal

Franklin Wyman – Accounting

Sharon Blume – Accounting

RE:	Beam Therapeutics Inc.

Registration Statement on Form S-1

Filed September 27, 2019

File No. 333-233985

CIK No. 0001745999

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

Ladies and Gentlemen:

On behalf of Beam Therapeutics Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on July 29, 2019, resubmitted the Registration Statement to the Commission on September 9, 2019, and subsequently filed the Registration Statement with the Commission on September 27, 2019. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated August 23, 2019. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

5.

Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the planned initial public offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of shares of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse stock split. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is less than $10.00 per share, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Summary of Recent Restricted Stock Grants, Option Grants and Common Share Valuation

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by its Board as of the date of each option and restricted stock grant, with input from management, considering third-party valuations of the common stock when obtained as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”).

Consistent with the Guide, a third-party valuation firm prepared valuations of the Company’s common stock using a hybrid method (the “Hybrid Method”) between the Probability Weighted Expected Returns Method (“PWERM”) and the Option Pricing Model (“OPM”). The Hybrid Method was used to estimate the probability weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under OPM, the shares of common stock have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The PWERM is a scenario-based methodology that estimates the fair value of common stock based on an analysis of future values for a company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

The following table sets forth, by grant date, the number of common shares subject to options and restricted common stock awards granted from January 1, 2018 through August 31, 2019, the per share exercise price of the options or value of restricted stock, the per share fair value of the common stock on each grant date and the per share estimated value of awards on each grant date:

Grant Date	Type of Award	Per Share Exercise Price of Options or Value of Restricted Stock	Per Share Value of Common Stock on Grant Date		Number of Common Shares Underlying Grant
January 8, 2018	Restricted Stock	$0.11	$0.11		3,815,647
March 1, 2018	Stock Options	$0.15	$0.15		75,000
March 1, 2018	Restricted Stock	$0.15	$0.15		1,742,423
May 8, 2018	Stock Options	$0.15	$0.15		4,590,909
July 13, 2018	Stock Options	$0.23	$0.23		4,188,225
September 7, 2018	Restricted Stock	$0.23	$0.90	(1)	151,515
September 13, 2018	Stock Options	$0.23	$0.90	(1)	1,827,800
September 25, 2018	Restricted Stock	$0.23	$0.90	(1)	7,997,066
February 13, 2019	Stock Options	$0.94	$1.43	(1)	3,363,589
May 16, 2019	Stock Options	$1.61	$1.80	(1)	2,204,000
May 17, 2019	Stock Options	$1.61	$1.80	(1)	2,784,000
May 24, 2019	Stock Options	$1.61	$1.80	(1)	965,500
May 31, 2019	Stock Options	$1.61	$1.80	(1)	104,500
July 25, 2019	Stock Options	$2.65	$2.65		586,000
August 30, 2019	Stock Options	$3.05	$3.05		224,000
August 31, 2019	Stock Options	$3.05	$3.05		1,750,000

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

(1)

In June, July, and August 2019, the Company performed retrospective fair value assessments and concluded that the fair value of its common stock underlying stock options that it granted in September 2018, February and May 2019 were $0.90, $1.43 and $1.80 per share, respectively, solely for accounting purposes. This reassessed value was based, in part, upon third-party valuations of the Company’s common stock prepared on this date on a retrospective basis. Third-party valuations were prepared using a Hybrid Method, which considered an initial public offering scenario, a recent transaction method and trade sale scenarios to determine the Company’s enterprise value.

The Board’s determination of fair value was based, in part, on the results of ASC 718 contemporaneous third-party valuations of the Company’s common stock performed June 30, 2017 (the “June 2017 Valuation”), March 26, 2018 (the “March 2018 Valuation’), June 11, 2018 (the “June 2018 Valuation”) and retrospective ASC 718 valuations prepared as of September 25, 2018 (the “September 2018 Retrospective Valuation”), December 1, 2018 (the “December 2018 Retrospective Valuation”), and April 30, 2019 (the “April 2019 Retrospective Valuation’)

January 8, 2018 Restricted Stock Awards. The Board determined that the fair value of the Company’s common stock was $0.11 per share as of January 8, 2018 based on input from management, the objective and subjective factors disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the June 2017 Valuation. The June 2017 Valuation utilized a recent transaction method under the market approach and an OPM to determine the value of the Company’s common stock. The market approach was selected as the Company had closed an initial tranche of Series A Preferred stock in June 2017 at $1.00 per share. This approach priced the common stock off the Series A Preferred price by considering the economic and control rights of the preferred shareholders versus the common shareholders. The June 2017 Valuation then applied a discount for lack of marketability of 35.0% to arrive at an indication of value of the Company’s common stock of $0.11 per share.

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

March 1, 2018 and May 8, 2018 Option Grants and Restricted Stock Awards. The Board determined that the fair value of the Company’s shares of common stock was $0.15 per share as of    March 1, 2018 and May 8, 2018 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the March 2018 Valuation. The March 2018 Valuation utilized a recent transaction method under the market approach and an OPM to determine the value of the Company’s common stock. The market approach was selected as the Company had closed a second tranche of Series A Preferred stock in February 2018 at $1.00 per share. This approach priced the common stock off the Series A Preferred price by considering the economic and control rights of the preferred shareholders versus the common shareholders. The March 2018 Valuation then applied a discount for lack of marketability of 35.0% to arrive at an indication of value of the Company’s common stock of $0.15 per share.

July 13, 2018 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $0.23 per share as of July 13, 2018 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the June 2018 Valuation. The June 2018 Valuation utilized a recent transaction method under the market approach and an OPM to determine the value of the Company’s common stock. The market approach was selected as the Company had closed an initial tranche of Series A-2 Preferred stock in June 2018 at $1.50 per share in an arm’s length transaction. This approach priced the common stock off the Series A-2 Preferred price by considering the economic and control rights of the preferred shareholders versus the common shareholders. The June 2018 Valuation then applied a discount for lack of marketability of 35.0% to arrive at an indication of value of the Company’s common stock of $0.23 per share.

September 7, 2018, September 13, 2018 and September 25, 2018 Option Grants and Restricted Stock Awards. The Board determined that the retrospective fair value of the Company’s shares of common stock was $0.90 per share as of September 7, 2018, September 13, 2018 and September 25, 2018 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the September 2018 Retrospective Valuation. The September 2018 Retrospective Valuation was prepared taking into account the Company’s progress, the Company’s progress toward closing the final tranche of its Series A-2 financing, the Blink Merger which closed on September 25, 2019, new lab and office space the Company was set to occupy in October 2018 and its prospects for a potential initial public offering. The September 2018 Retrospective Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated several scenarios: (i) a near-term initial public offering of the Company’s common stock, (ii) a long-term initial public offering of the Company’s common stock, (iii) a recent transaction method under the market approach and (iv) the sale of the Company at or below the preferred stock liquidation preference. The September 2018 Retrospective Valuation considered the likelihood of which the

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

Company would seek a near-term initial public offering based on the Company’s status, which was determined to be 5.0%. A long-term initial public offering based on guideline initial public offering transactions was utilized with a 45.0% scenario weighting. Under the market approach, a recent transaction method was utilized to determine the equity value. The likelihood of this scenario was determined to be 30.0%. The fourth scenario was the sale at or below the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 20.0%. The September 2018 Retrospective Valuation then applied a discount for lack of marketability of 17.0% under the near-term initial public offering scenario, 30.0% under the long-term initial public offering scenario, and 37.0% under the trade sale scenario. The weightings of 5.0% to the near-term initial public offering scenario, 45.0% to the long-term initial public offering, 30.0% to the recent transaction method scenario and 20.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $0.90 per share.

February 13, 2019 Option Grants. The Board determined that the retrospective fair value of the Company’s shares of common stock was $1.43 per share as of February 13, 2019 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the December 2018 Retrospective Valuation. The December 2018 Retrospective Valuation was prepared taking into account the Company’s progress, including the sale of Series B Preferred Stock from November 2018 to February 2019 at $3.36 per share to new and existing investors in arm’s length transactions, and its prospects for a potential initial public offering. The December 2018 Retrospective Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated several scenarios: (i) a near-term initial public offering of the Company’s common stock, (ii) a long-term initial public offering of the Company’s common stock, (iii) a recent transaction method under the market approach and (iv) the sale of the Company at or below the preferred stock liquidation preference. The December 2018 Retrospective Valuation considered the likelihood of which the Company would seek a near-term initial public offering based on the Company’s status, which was determined to be 5.0%. A long-term initial public offering based on guideline initial public offering transactions was utilized with a 45.0% scenario weighting. Under the market approach scenario, a recent transaction method was utilized to determine the equity value. The likelihood of this scenario was determined to be 30.0%. The fourth scenario was the sale at or below the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 20.0%. The December 2018 Retrospective Valuation then applied a discount for lack of marketability of 17.0% under the near-term initial public offering scenario, 20.0% under the long-term initial public offering scenario, and 34.0% under the trade sale

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

scenario. The weightings of 5.0% to the near-term initial public offering scenario, 45.0% to the long-term initial public offering, 30.0% to the recent transaction method scenario and 20.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $1.43 per share.

May 16, 2019, May 17, 2019, May 24, 2019 and May 31, 2019 Option Grants. The Board determined that the retrospective fair value of the Company’s shares of common stock was $1.80 per share as of May 16, 2019, May 17, 2019, May 24, 2019 and May 31, 2019 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the April 2019 Retrospective Valuation. The April 2019 Retrospective Valuation was prepared taking into account the Company’s progress and its prospects for a potential initial public offering, which included preparing to request approval of the Company’s Board of Directors to proceed with IPO activities at the May 17, 2019 Board of Directors meeting and taking steps toward an IPO organization meeting. The April 2019 Retrospective Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated several scenarios: (i) a near-term initial public offering of the Company’s common stock, (ii) a long-term initial public offering of the Company’s common stock, (iii) a recent transaction method under the market approach and (iv) the sale of the Company at or below the preferred stock liquidation preference. The April 2019 Retrospective Valuation considered the likelihood of which the Company would seek a near-term initial public offering based on the Company’s status, which was determined to be 25.0%. A long-term initial public offering based on guideline initial public offering Transactions was utilized with a 25.0% scenario weighting. Under the market approach scenario, a recent transaction method was utilized to determine the equity value. The likelihood of this scenario was determined to be 30.0%. The fourth scenario was the sale at or below the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 20.0%. The April 2019 Retrospective Valuation then applied a discount for lack of marketability of 10.0% under the near-term initial public offering scenario, 17.0% under the long-term initial public offering scenario, and 30.0% under the trade sale scenario. The weightings of 25.0% to the near-term initial public offering scenario, 25.0% to the long-term initial public offering, 30.0% to the recent transaction method scenario and 20.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $1.80 per share.

July 25, 2019 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $2.65 per share as of July 25, 2019 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the July 2019 Valuation. The July 2019 Valuation was

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

prepared taking into account the Company’s progress and its prospects for a potential IPO which included an IPO organization meeting on June 20, 2019 and preparation of an S-1 which was confidentially filed on July 26, 2019. The July 2019 Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated several scenarios: (i) a near-term initial public offering of the Company’s common stock, (ii) a long-term initial public offering of the Company’s common stock, (iii) a trade sale scenario and (iv) the sale of the Company at or below the preferred stock liquidation preference. The July 2019 Valuation considered the likelihood of which the Company would seek a near-term initial public offering based on the Company’s status, which was determined to be 50.0%. A long-term initial public offering based on guideline initial public offering transactions was utilized with a 10.0% scenario weighting. Under the trade sale scenario, a guideline transaction method was utilized to determine the equity value. The likelihood of this scenario was determined to be 30.0%. The fourth scenario was the sale at or below the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 10.0%. The July 2019 Valuation then applied a discount for lack of marketability of 5.0% under the near-term initial public offering scenario, 15.0% under the long-term initial public offering scenario, and 25.0% under the trade sale scenario. The weightings of 50.0% to the near-term initial public offering scenario, 10.0% to the long-term initial public offering, 30.0% to the trade sale scenario and 10.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $2.65 per share.

August 30, 2019 and August 31, 2019 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $3.05 per share as of August 30, 2019 and August 31, 2019 based on input from management, the objective and subjective factors (disclosed on page 110 of the Registration Statement) that it believed were relevant, and the results of the August 2019 Valuation. The August 2019 Valuation was prepared taking into account the Company’s progress and its prospects for a potential IPO including response to initial comments received from the Commission and pending submission of Amendment No. 1 to its draft confidential registration statement on Form S-1, which occurred on September 9, 2019. The August 2019 Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated several scenarios: (i) a near-term initial public offering of the Company’s common stock, (ii) a long-term initial public offering of the Company’s common stock, (iii) a trade sale scenario and (iv) the sale of the Company at or below the preferred stock liquidation preference. The August 2019 Valuation considered the likelihood of which the Company would seek a near-term initial public offering based on the Company’s status, which was determined to be 65.0%. A long-term initial public offering based on guideline initial public offering transactions was utilized

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

with a 10.0% scenario weighting. Under the trade sale scenario, the guideline transaction method was utilized to determine the equity value. The likelihood of this scenario was determined to be 15.0%. The fourth scenario was the sale at or below the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 10.0%. The August 2019 Valuation then applied a discount for lack of marketability of 5.0% under the near-term initial public offering scenario, 15.0% under the long-term initial public offering scenario, and 25.0% under the trade sale scenario The weightings of 65.0% to the near-term initial public offering scenario, 10.0% to the long-term initial public offering, 15.0% to the trade sale scenario and 10.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $3.05 per share.

Comparison of the Most Recent Valuation and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the IPO was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to September 23, 2019, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for preclinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for pre-commercial, preclinical-stage biopharmaceutical companies such as the Company; and

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

•	an assumption that there would be sufficient demand for shares of the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the August 2019 Valuation price and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s August 2019 valuation of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the near-term IPO scenario, the fair value of the Company’s common stock in the August 2019 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

•

The Company’s shares of preferred stock currently have substantial economic rights and preferences over its shares of common stock. Upon the closing of an IPO, all outstanding shares of preferred stock will convert into shares of common stock, thus eliminating the superior economic rights and preferences of the Company’s shares of preferred stock as compared to its shares of common stock.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•

Input received from the Underwriters, including further discussions that took place during the week of September 23, 2019 with senior management of the Company and its Board, and following feedback from qualified potential investors obtained during testing-the-waters meetings in September 2019.

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

In conclusion, the Company respectfully submits that the difference between the recent valuation of its shares of common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to the Company pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.

Securities and Exchange Commission

October 2, 2019

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7826.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	John Evans (Beam Therapeutics Inc.)

Thomas J. Danielski (Ropes & Gray LLP)

Deanna Kirkpatrick (Davis Polk & Wardwell LLP)

Yasin Keshvargar (Davis Polk & Wardwell LLP)

CONFIDENTIAL TREATMENT REQUESTED BY BEAM THERAPEUTICS INC.